UNITED STATES              -----------------
                                                             SEC FILE NUMBER
                       SECURITIES AND EXCHANGE COMMISSION      000-30619
                                                             -----------------
                             WASHINGTON, D.C. 20549            CUSIP NUMBER
                                                                89652W103
                                   FORM 12B-25               -----------------

                           NOTIFICATION OF LATE FILING
(Check One): Form 10-K  Form 20-F   Form 11-K    XForm 10-Q        Form N-SAR

         For Period Ended:          August 14, 2000
                           ------------------------
   Transition Report on Form 10-K        Transition Report on Form 10-Q
   Transition Report on Form 20-F        Transition Report on Form N-SAR
   Transition Report on Form 11-K
   For the Transition Period Ended:
                                   ---------------------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

Trinity Medical Group USA, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

---------------------
Former Name if Applicable


3753 Howard Hughes Parkway, 2nd Floor
--------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 94901
-------------------------
City, State and Zip Code

                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
  [X] the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A

                          PART IV -- OTHER INFORMATION


1. Name and telephone number of person to contact in regard to this notification

 Mr. James Namnath                            415                256-1995
 ----------------------------------- ---------------------  --------------------
                    (Name)                  (Area Code)       (Telephone Number)


2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months No or for such shorter period that the registrant was required to file such report(s)
         been filed? If answer is no, identify report(s)   Yes     No
                                                           [ X ]  [  ]

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in No the subject
         report or portion thereof?                         Yes    No
                                                           [ X ]  [  ]

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

--------------------------------------------------------------------------------

                         Trinity Medical Group USA, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)



Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                          By: /s/ Dr. James S. Namnath
                                          ----------------------------
Date: August 11, 2000                     Name:    Dr. James S. Namnath
    -------------------------             Title:   Chief Executive Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                  ATTACHMENT A

                              PART III - NARRATIVE

The Registrant's Report on Form 10-Q for the period ended August 14, 2000 (the "Report") could not be filed within the prescribed time period since the Registrant, which has a small accounting staff, has devoted substantial time and effort to recent business matters affecting the Registrant, thereby delaying completion of the Report. As a result, the information necessary to complete the Report, including the financial statements and the notes thereto, are in the process of being completed.